Exhibit 99.1

5/F, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

News for Release:	5:00 p.m. EST / 2:00 p.m. PST, Monday, November 15, 2004 6:00 a.m. Beijing / Hong Kong Time, Tuesday, November 16, 2004

Linktone Reports Third-Quarter 2004 Results

Company’s Gross Revenues Grow 171% year over Year, 10% Quarter over
Quarter;
Non-SMS Revenues Grow 145% Quarter over Quarter; Representing 20% of
Gross Revenues

SHANGHAI, China, November 15, 2004 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless value-added services to mobile phone users in China, today announced its financial results for the third quarter ended September 30, 2004. Final results were consistent with the preliminary expectations announced by the company on October 20, 2004.

Linktone’s gross revenues for the third quarter of 2004 were $13.3 million. This was up 171% from $4.9 million for the third quarter of 2003 and up 10% from $12.1 million for the second quarter of 2004. Third-quarter 2004 net income under U.S. generally accepted accounting principles (GAAP) was $2.8 million, or $0.10 per fully diluted American Depositary Share (ADS). This compares with $1.1 million, or $0.05 per fully diluted ADS, for the third quarter of 2003 and with $3.5 million, or $0.13 per fully diluted ADS, for the second quarter of 2004.

Linktone’s third-quarter 2004 net income under GAAP included a total of $0.8 million in one-time expenses associated with discontinued financing activities and office relocation, as well as non-cash stock-based compensation expense. Excluding the effect of these one-time or non-cash expenses, adjusted net income for the third quarter was $3.6 million, or $0.13 per fully diluted ADS. The reconciliation of GAAP financial measures with non-GAAP measures for net income and net income per ADS included in this press release is set forth below in the company’s financial statements. All per-share computations for the third quarter were based on 27.2 million weighted average ADSs outstanding on a fully diluted basis.

Raymond Yang, chief executive officer of Linktone, commented, “Linktone continues to deliver solid top-line growth in a challenging industry environment. We believe that the company’s wireless focus and market expertise are driving the business forward faster than industry competitors. We are building a strong foundation and look forward to competing aggressively in order to increase our share of a healthier and more robust market for wireless value-added services in China in 2005.”

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Non-SMS (short messaging services) revenue, for 2.5G and audio-related services, was $2.7 million for the third quarter, up 145% sequentially from $1.1 million for the second quarter. Non-SMS services accounted for 20% of Linktone’s third-quarter gross revenues, up from 9% for the second quarter. 2.5G services—including multimedia messaging services (MMS), wireless application protocol (WAP) services and Java games—contributed 11% of third-quarter gross revenues. Audio-related services, including ring-back services and interactive voice response (IVR) services, generated 9% of gross revenues.

Linktone’s SMS revenue for the third quarter was $10.6 million, compared with $11.0 million for the prior quarter. The company attributed the sequential decline principally to implementation issues associated with mobile operators’ roll-out of new service and billing management platforms, including China Mobile’s Mobile Information Service Center (MISC). These new platforms are designed to improve compliance with the operators’ policies in order to achieve higher customer service standards. In addition, the mobile operators have recently curtailed their cooperative marketing efforts with service providers such as Linktone, which has affected the company’s marketing activities and SMS sales.

In the third quarter, the number of Linktone paying users per month averaged 7.2 million, up 4% from 6.9 million in the second quarter. The company’s average revenue per user (ARPU) was $0.61 per month for the third quarter, up 5% from $0.58 per month for the previous quarter.

Linktone’s gross margin for the third quarter was 68% of net revenues, or gross revenues minus business tax. This compares with 62% for the third-quarter of 2003 and with 68% for the second quarter of 2004.

Third-quarter operating expenses totaled $5.8 million, compared with $1.8 million for the same quarter a year ago and with $4.6 million for the prior quarter. The sequential increase reflected general business expansion and planned investments in marketing and sales, as well as one-time expenses.

Product development expenses for the third quarter were $0.7 million, compared with $0.2 million a year ago and with $0.7 million for the previous quarter.

Selling and marketing expenses were $2.5 million, compared with $0.6 million year-over-year and with $2.2 million sequentially. The sequential increase was due primarily to increased marketing expenses related to the 2004 Olympics and continued diversification of marketing channels.

Non-cash stock-based compensation expense was $0.5 million, compared with $0.4 million a year earlier and with $0.5 million for the prior quarter.

Other general and administrative expenses were $2.1 million, compared with $0.6 million year-over-year and with $1.3 million sequentially. The sequential increase was due to overall business expansion, the commencement of director and officer liability

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insurance premium payments, and certain one-time expenses associated with discontinued financing activities and office relocation.

Linktone’s operating margin for the third quarter was 22% of net revenues, compared with 28% for the second quarter. Net margin was 22% of net revenues, compared with 30% for the prior quarter.

Gross revenues for the first nine months of 2004 were $34.8 million, compared with $10.0 million for the same period of 2003. Nine-month net income under GAAP was $9.2 million, or $0.35 per fully diluted ADS, compared with $2.0 million, or $0.09 per fully diluted ADS, for the same period a year earlier. Excluding the effect of one-time and non-cash expenses, nine-month adjusted net income was $10.9 million, or $0.42 per fully diluted ADS, compared with $2.6 million, or $0.12 per fully diluted ADS, for the same period of 2003.

At September 30, 2004, Linktone’s balance sheet included cash and cash equivalents of $74.4 million. During the third quarter, Linktone generated positive cash flow from operations of $2.6 million. At quarter-end, days sales outstanding (DSOs), the average length of time for the company to receive payment for services delivered, were 84, compared with 70 days at June 30, 2004. The company attributed the increase in DSOs to continued delays in account settlement related to implementation of the MISC platform and compliance with policies by provincial operators.

“Linktone is confident in the growth of the Chinese wireless value-added service industry and the company’s focused wireless strategy. The company exceeded expectations with respect to non-SMS business growth and we believe that we are well positioned for continued success in a dynamic market,” said Raymond Yang.

QUARTERLY BUSINESS HIGHLIGHTS

During the third quarter, Linktone’s operational highlights included strong service rankings by China Mobile, new service delivery channels, content and handset partnerships, new products, industry awards, management team enhancements, and MISC implementation progress.

China Mobile Service Rankings

•	SMS revenue in the top three nationwide for the month of August (September ranking not yet available)

•	MMS revenue in the top five nationwide for the third quarter, up from the top ten for the second quarter

•	IVR service revenue in the top five nationwide for the third quarter, up from the top ten for the second quarter

Service Delivery Channels

•	Commercial offering of SMS and IVR entertainment products to the personal handyphone system (PHS) and fixed-line subscribers of China Telecom and China Netcom, the two largest fixed line network operators in China, with a combined total of 54 million PHS subscribers and more than 300 million fixed-line subscribers

•	Acquisition of approximately 300,000 new users for SMS, MMS and WAP services in the third quarter, through Linktone’s marketing partnership with McDonald’s.

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Content and Handset Partnerships

•	New agreement with the English Premier League for “EPL Dream Team”, an interactive, multi-player, wireless fantasy soccer game that simulates league play

•	New agreement with Aon Mobile, the top mobile karaoke provider in Korea, to develop, localize and deliver mobile karaoke services in China

•	Handset alliances with Motorola to embed SMS, MMS, WAP, and IVR services in its phones, and with LongQi, a Shanghai-based OEM that produces 3-4 million handsets per year

New Products

•	Launch of “Millionaire”, the first interactive MMS game on China Mobile’s network

•	Launch of the WAP battle game, “King of Kung Fu”, which became the number-one battle game on China Mobile’s WAP site by revenue and user volume for the third quarter

•	Development of a multi-platform suite of products based on the popular film, “2046,” which achieved a premium position on China Mobile’s WAP site and thereby promoted the company’s other WAP services

Industry Awards

•	Selection of www.linktone.com for the “Top 100 Chinese Web Sites of 2004” and “China’s Fastest Growing Web Site of 2004” awards from China Internet Weekly, an influential online and offline publication dedicated to the Internet industry in China

Management Team

•	Naming of Raymond Yang as one of the “Top 10 CEOs in China” by the Chinese Enterprise Culture Improvement Association

•	Appointment of China telecommunications industry veteran Mingjie Guan as senior vice president, Sales and Corporate Development

MISC Implementation

•	Linktone platform implementation on the networks of the eight largest provinces—Shanghai, Zhejiang, Fujian, Liaoning, Heibei, Jiangsu, Shaanxi, and Sichuan—and the China Mobile national network covering several smaller provinces, by September 30

•	Plans for platform implementation on the networks of the six remaining large provinces—Jilin, Beijing, Guangdong, Henan, Hubei, and Chongqing—by year-end 2004.

BUSINESS OUTLOOK

For the fourth quarter of 2004, Linktone expects gross revenues of approximately $13.4-13.9 million. Based on this assumption, the company anticipates fourth-quarter net income under GAAP of approximately $2.9 million. Excluding the anticipated effect of non-cash stock-based compensation expense in the amount of $0.5 million, the company expects fourth-quarter adjusted net income of approximately $3.4 million.

TAX UPDATE

Linktone also announced today an update regarding the tax status of its affiliated Chinese entity, Shanghai Weilan Computer Co., Ltd., which is one of Linktone’s principal operating companies. Prior to June 30, 2004, Shanghai Weilan was subject to a 2% tax on revenues, as defined for Chinese government tax purposes. Taxes on

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revenues are presented as the difference between gross revenues and net revenues in Linktone’s financial statements. In the third quarter, due to a change in tax status, Shanghai Weilan became subject to a 33% tax on pre-tax income, which is payable in lieu of the previous 2% tax on revenues. Due to the re-characterization of the taxes being paid by Shanghai Weilan in the third quarter, Linktone’s gross margin increased by 0.5%, and its effective tax rate on pre-tax income was 6.1%.

STOCK OPTION UPDATE

The company also announced today that certain of its executive officers’ prior stock option grants have been amended to provide that if the company terminates an officer without cause, as defined in the company’s stock option plans, or if any such officer resigns voluntarily, then a portion of those options would immediately become fully vested and exercisable at that time. This amendment to the stock option grants would result in a non-cash compensation charge for the company if an acceleration occurred because of a termination of an executive officer without cause or because of a voluntary termination. This potential non-cash charge will decline over time, eventually becoming zero when the options become fully vested under their terms on April 1, 2006. For example, if all such executive officers were terminated without cause on December 31, 2004, the total incremental non-cash compensation charge to the company would be $4 million, and the other recurring charges for unvested options would cease to accrue at such time since the balance of unvested options would be cancelled.

USE OF NON-GAAP FINANCIAL MEASURES

Linktone believes that the supplemental presentation of adjusted net income and net income per ADS calculations, excluding the effects of one-time expenses for discontinued financing activities, office relocation and non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and nine-month periods of 2004 and 2003, respectively, in the attached financial statements.

TODAY’S CONFERENCE CALL

As previously announced, Linktone management plans to host a conference call to discuss third-quarter financial results and fourth-quarter business outlook at 7:00 p.m. Eastern Standard Time on November 15 (4:00 p.m. Pacific Standard Time on November 15; 8:00 a.m. Beijing/Hong Kong time on November 16). The dial-in numbers for the call are 800-473-6123 for U.S. callers and 973-582-2703 for international callers.

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A phone replay of the call will be available from November 15 to December 14 (U.S. Standard Time). To access this replay, U.S. callers should dial 877-519-4471 and enter code number 5278144; international callers should dial 973-341-3080 and enter the same code number. Also, a Web cast of this call will be available live and archived for one full year on the Linktone Web site at http://english.linktone.com/aboutus/index.html.

ABOUT LINKTONE LTD.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of wireless value-added services to mobile users in China. Working in close partnership with China’s mobile operators, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications. Through alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the risk that Linktone could be subject to monetary penalties or service suspensions imposed by the mobile operators in China for violations of their policies, even if such violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could further adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not continue to grow for whatever reason; the risk that changes in Chinese laws and regulations, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Stella Chen
Linktone Ltd.
Tel: 86-21-6361 1583
stella.chen@linktone.com

—FINANCIAL STATEMENTS ATTACHED—

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	September 30,	December 31,
	2004	2003
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	74,394,085	5,612,893
Accounts receivable, net	9,385,786	3,092,619
Deposits and other receivables	1,000,322	554,300
Total current assets	84,780,193	9,259,812
Property and equipment, net	2,549,631	450,238
Total assets	87,329,824	9,710,050

Liabilities, redeemable equity and shareholders’ equity
Current liabilities:
Tax payable	1,499,634	986,748
Accrued liabilities and other payables	2,107,342	919,222
Due to related parties	36,125	13,792
Total current liabilities	3,643,101	1,919,762
Total liabilities	3,643,101	1,919,762

Redeemable equity
Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, issued and outstanding as of December 31, 2003)	—	583,672
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, issued and outstanding as of December 31, 2003)	—	2,000,000
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, issued and outstanding as of December 31, 2003)	—	999,997
Total redeemable equity	—	3,583,669

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 97,390,000 shares issued and outstanding as of December 31, 2003; 251,807,900 shares issued and outstanding as of September 30, 2004)	25,181	9,739
Series A convertible preferred shares ($0.01 par value; 386,848 shares authorized, issued and outstanding as of December 31, 2003)	—	1,624,732
Series B convertible preferred shares ($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31, 2003)	—	900,656
Series D convertible preferred shares ($0.01 par value; 101,570 shares authorized, issued and outstanding as of December 31, 2003)	—	1,000,000
Additional paid-in capital	78,151,961	5,811,354
Deferred stock-based compensation	(3,205,018)	(4,691,825)
Statutory reserves	500,000	500,000
Accumulated other comprehensive loss	(123)	(411)
Retained earnings (accumulated deficit)	8,214,722	(947,626)
Total shareholders’ equity	83,686,723	4,206,619

Total liabilities, redeemable equity and shareholders’ equity	87,329,824	9,710,050

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME UNDER U.S. GAAP
(In U.S. dollars, except share data)

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	13,270,725	4,941,670	34,778,515	9,961,866

Business tax	(667,688)	(319,012)	(1,388,274)	(649,973)
Net revenues	12,603,037	4,622,658	33,390,241	9,311,893
Cost of services	(4,084,320)	(1,753,586)	(10,586,034)	(3,424,725)
Gross profit	8,518,717	2,869,072	22,804,207	5,887,168

Operating expenses:
Product development	(692,727)	(200,892)	(1,860,998)	(498,377)
Selling and marketing	(2,457,004)	(596,529)	(5,811,139)	(1,428,503)
Stock-based compensation	(534,000)	(384,622)	(1,486,807)	(565,620)
Other general and administrative	(2,083,915)	(598,148)	(4,483,029)	(1,428,322)
Total operating expenses	(5,767,646)	(1,780,191)	(13,641,973)	(3,920,822)
Income from operations	2,751,071	1,088,881	9,162,234	1,966,346
Interest income	257,947	6,785	467,411	19,583
Other income	4,011		38,541
Income before tax	3,013,029	1,095,666	9,668,186	1,985,929
Income tax expense	(183,532)		(477,632)
Net income	2,829,497	1,095,666	9,190,554	1,985,929

Accretion on Series B redeemable preferred shares		(34,682)	(28,206)
Net income attributable to ordinary shareholders	2,829,497	1,060,984	9,162,348	1,985,929

Other comprehensive income:
Foreign currency translation adjustment	(15)	(142)	288	79
Comprehensive income	2,829,482	1,095,524	9,190,842	1,986,008
Earning per ordinary share:
Basic	0.01	0.01	0.04	0.01
Diluted	0.01	0.00	0.03	0.01
Earning per ADS:
Basic	0.11	0.06	0.38	0.10
Diluted	0.10	0.05	0.35	0.09
Weighted average ordinary shares:
Basic	250,465,801	97,390,000	215,140,239	97,390,000
Diluted	271,808,135	217,383,157	262,041,497	207,345,834
Weighted average ADSs:
Basic	25,046,580	9,739,000	21,514,024	9,739,000
Diluted	27,180,814	21,738,316	26,204,150	20,734,583

Non-GAAP reconciliation

	Three months ended		Nine months ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Net income	2,829,497	1,095,666	9,190,554	1,985,929
Financing expense	156,089		156,089
Office relocation expense	74,205		74,205
Stock based compensation expense	534,000	384,622	1,486,807	565,620
Adjusted net income	3,593,791	1,480,288	10,907,655	2,551,549

Non-GAAP diluted earnings per share	0.01	0.01	0.04	0.01
Non-GAAP diluted earnings per ADS	0.13	0.07	0.42	0.12
Number of shares used in diluted per-share calculation	271,808,135	217,383,157	262,041,497	207,345,834
Number of ADSs used in diluted per-share calculation	27,180,814	21,738,316	26,204,150	20,734,583